Exhibit 99.1

OneConnect Announces Second Quarter and First Half 2024 Unaudited Financial Results

Net Margin of Continuing Operations to Shareholders Improved to -2.4%

Net Margin of Continuing and Discontinued Operations1 to Shareholders Improved to 35.1%

SHENZHEN, China — (PR NEWSWIRE) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for the financial services industry in China, today announced its unaudited financial results for the second quarter and half year ended June 30, 2024.

Second Quarter 2024 Financial Highlights

●	Revenue from continuing operations was RMB692 million, compared to RMB939 million for the same period of the prior year.

●	Gross margin of continuing operations was 36.6%, compared to 37.5% for the same period of the prior year; non-IFRS gross margin of continuing operations was 38.8%, compared to 40.0% for the same period of the prior year.

●	Net loss from continuing operations attributable to shareholders was RMB17 million, compared to RMB41 million for the same period of the prior year. Net margin of continuing operations to shareholders improved to -2.4% from -4.4% for the same period last year.

●	Net loss from continuing operations per basic and diluted ADS was RMB-0.46, compared to RMB-1.13 during the same period last year.

●	Net profit from continuing and discontinued operations attributable to shareholders was RMB243 million, primarily due to the gains derived from the disposal of virtual banking business, compared to net loss of RMB82 million for the same period of the prior year. Net margin of continuing and discontinued operations to shareholders improved by 43.8ppt to 35.1% compared to -8.7% during the same period last year.

●	Earnings from continuing and discontinued operations per basic and diluted ADS was RMB6.70, compared to RMB-2.25 during the same period last year.

1           As previously reported, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax Holding Ltd (“Lufax”) for a consideration of HK$933 million in cash on April 2, 2024. As a result of the disposal, the historical financial results of the Virtual Banking Business segment have been reflected as the “discontinued operations” in the Company’s condensed consolidated interim financial information and the historical financial results of the remaining business of the Company have been reflected as the “continuing operations” in the Company’s condensed consolidated interim financial information of the first half of 2024 and of the comparative period in 2023.

In RMB’000, except percentages	Three Months Ended			Six Months Ended
and per ADS amounts	June 30		YoY	June 30		YoY
	2024	2023		2024	2023
Continuing operations
Revenue
Revenue from Ping An Group	401,084	580,795	-30.9%	822,880	1,117,649	-26.4%
Revenue from Lufax[1]	54,463	73,142	-25.5%	112,719	144,499	-22.0%
Revenue from third-party customers[2]	236,952	285,222	-16.9%	480,170	570,837	-15.9%
Total	692,499	939,159	-26.3%	1,415,769	1,832,985	-22.8%
Gross profit	253,379	352,385		525,782	687,042
Gross margin	36.6%	37.5%		37.1%	37.5%
Non-IFRS gross margin	38.8%	40.0%		39.4%	40.1%
Operating loss	(39,154)	(38,226)		(105,502)	(116,368)
Operating margin	-5.7%	-4.1%		-7.5%	-6.3%

Net loss from continuing operations attributable to shareholders	(16,789)	(41,170)		(70,485)	(113,649)
Net margin of continuing operations to shareholders	-2.4%	-4.4%		-5.0%	-6.2%
Net loss from continuing operations per ADS[3] , basic and diluted	(0.46)	(1.13)		(1.94)	(3.13)
Net profit/(loss) from continuing and discontinued operations attributable to shareholders	243,348	(81,592)		139,014	(190,465)
Net margin of continuing and discontinued operations to shareholders	35.1%	-8.7%		9.8%	-10.4%
Earnings/(loss) from continuing and discontinued operations per ADS[3] , basic and diluted	6.70	(2.25)		3.83	(5.24)

1           Reference is made to announcements made by Lufax dated July 3, 2024 and July 30, 2024, upon the completion of the allotment and issuance of new Lufax shares under the Lufax Script Dividend Scheme described therein, Lufax will become an indirect non-wholly-owned subsidiary of Ping An Group and the financial results of Lufax Group will be consolidated into the consolidated financial statements of Ping An Group.

2           Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3           In RMB. Each ADS represents 30 ordinary shares.

Chairman, CEO and CFO Comments

Mr. Chongfeng Shen, Chairman of the Board and Chief Executive Officer, commented, “During the first half of 2024, we achieved encouraging results in overseas markets and improved our bottom-line despite the year-over-year decrease in revenue. Throughout this time, we focused on our strategic goal of achieving mid-term profitability by upgrading and integrating products, deepening customer engagement, and expanding our presence in overseas markets. Consequently, our high-value products, protected by high barriers to entry, gained broader appeal from customers, reflected in the 14.8% year-over-year increase in revenue from third-party overseas customers in our continuing operations during the first half of the year. We completed the disposal of our non-core virtual banking business to focus on our core businesses, and continued to implement disciplined expense control measures. As a result, we recorded net profit from continuing operations and discontinued operations during the first half of the year while further cost reductions continued to narrow our loss from continuing operations.”

“Despite our recent decision to gradually phase out the FinCloud business starting in July 2024, we maintain our strategic focus and will continue to empower the digital transformation of financial institutions and enterprises through our three main businesses: digital banking, digital insurance, and the Gamma platform. Leveraging our customer insights, industry expertise, and artificial intelligence technologies, we will further optimize our products, services, and solutions, and expand our premium-plus customer base. At the same time, we will explore broader overseas markets and expand our ecosystem to drive third-party revenue growth to ensure long-term healthy development.”

Mr. Yongtao Luo, Chief Financial Officer, commented, “Since the start of this year, our focus on improving resource and capital allocation efficiency has generated solid results. We completed the sale of our virtual banking business to refocus resources on our core businesses, resulting in a one-time gain recognized from the disposal in the amount of RMB260 million. This contributed to our net profit from continuing and discontinued operations attributable to shareholders of RMB139 million during the first half of the year, compared to a net loss of RMB190 million for the prior year period. Excluding gains from the sale of virtual banking business, net loss from continuing operations attributable to shareholders also narrowed significantly, falling 59.2% year-over-year and 68.7% sequentially during the second quarter, and 38.0% year-over-year to RMB70 million during the first half of the year. This significant narrowing of our losses from the continuing operation was primarily due to our ROI-oriented approach in managing expenses. In the first half of 2024, adjusted gross margin of continuing operations remained healthy at 39.4%, with operating expenses for continuing operations falling by 21.9% year-over-year. Looking ahead, we will leverage our ample cash position to drive research and development and accelerate innovation in the digital economy as we continue to implement disciplined cost control measures. We are confident this will enable us to grow our market share both domestically and internationally, ultimately achieving sustainable profitability.”

Revenue from Continuing Operations Breakdown

	Three Months Ended			Six Months Ended
In RMB’000, except percentages	June 30		YoY	June 30		YoY
	2024	2023		2024	2023
Implementation	168,627	233,089	-27.7%	326,086	443,023	-26.4%
Transaction-based and support revenue
Business origination services	9,940	32,081	-69.0%	22,775	81,127	-71.9%
Risk management services	61,031	72,574	-15.9%	126,514	150,317	-15.8%
Operation support services	131,329	249,040	-47.3%	265,391	471,585	-43.7%
Cloud services platform	289,109	322,373	-10.3%	607,416	614,620	-1.2%
Post-implementation support services	14,427	13,308	8.4%	29,348	25,649	14.4%
Others	18,036	16,694	8.0%	38,239	46,664	-18.1%
Sub-total for transaction-based and support revenue	523,872	706,070	-25.8%	1,089,683	1,389,962	-21.6%
Total Revenue from Continuing Operations	692,499	939,159	-26.3%	1,415,769	1,832,985	-22.8%

Revenue from continuing operations in the second quarter of 2024 decreased by 26.3% to RMB692 million from RMB939 million during the same period last year, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products. Implementation revenue decreased by 27.7% year-over-year to RMB169 million during the second quarter of 2024, mainly due to a decline in demand for implementation of financial services systems domestically. Revenue from business origination services decreased by 69.0% year-over-year to RMB10 million during the second quarter of 2024, primarily due to a decline in transaction volumes from loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 15.9% year-over-year to RMB61 million during the second quarter of 2024, mainly due to a decline in transaction volumes from banking related risk analytic solutions. Revenue from operation support services decreased by 47.3% year-over-year to RMB131 million during the second quarter of 2024, primarily due to a shift in business model for a number of auto ecosystem service providers where we transitioned from acting as a contractor to a distributor. Revenue from cloud services platform decreased by 10.3% year-over-year to RMB289 million during the second quarter of 2024, primarily due to reduced demand of cloud services.

	Three Months Ended			Six Months Ended
In RMB’000, except percentages	June 30		YoY	June 30		YoY
	2024	2023		2024	2023
Digital Banking segment	100,279	235,332	-57.4%	261,832	494,069	-47.0%
Digital Insurance segment	127,091	190,587	-33.3%	258,977	367,244	-29.5%
Gamma Platform segment	465,129	513,240	-9.4%	894,960	971,671	-7.9%
Total Revenue from Continuing Operations	692,499	939,159	-26.3%	1,415,769	1,832,985	-22.8%

Revenue from Gamma Platform segment in the second quarter of 2024 decreased by 9.4% to RMB465 million from RMB513 million during the same period last year, primarily due to reduced demand of cloud services. Revenue from Digital Banking segment decreased by 57.4% to RMB100 million in the second quarter of 2024 from RMB235 million during the same period last year, mainly due to a decline in transaction volumes from business origination and risk management services, reflecting our continuing effort to phase out lower-value products. Revenue from Digital Insurance segment decreased by 33.3% to RMB127 million in the second quarter of 2024 from RMB191 million during the same period last year, primarily due a shift in business model for a number of auto ecosystem service providers where we transitioned from acting as a contractor to a distributor.

Second Quarter 2024 Financial Results

Revenue from Continuing Operations

Revenue from continuing operations in the second quarter of 2024 decreased by 26.3% to RMB692 million from RMB939 million during the same period last year, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products.

Cost of Revenue from Continuing Operations

Cost of revenue from continuing operations in the second quarter of 2024 decreased by 25.2% to RMB439 million from RMB587 million during the same period last year, in-line with the decrease in revenue.

Gross Profit from Continuing Operations

Gross profit from continuing operations in the second quarter of 2024 decreased to RMB253 million from RMB352 million during the same period last year. Gross margin of continuing operations declined slightly to 36.6%, compared to 37.5% in the prior year. Non-IFRS gross margin of continuing operations was 38.8%, compared to 40.0% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results for continuing operations (Unaudited).”

Operating Loss and Expenses from Continuing Operations

Total operating expenses from continuing operations in the second quarter of 2024 decreased to RMB296 million from RMB402 million during the same period last year. As a percentage of revenue, total operating expenses from continuing operations decreased by 0.1ppt to 42.7% from 42.8% during the same period last year.

●	Research and Development expenses from continuing operations in the second quarter of 2024 decreased to RMB186 million from RMB252 million in the prior year, mainly due to a decrease in personnel costs and the ROI-oriented approach we are taking to manage research and development projects. As a percentage of revenue, research and development expenses from continuing operations slightly increased to 26.9% from 26.8% in the prior year.

●	Sales and Marketing expenses from continuing operations in the second quarter of 2024 decreased to RMB44 million from RMB57 million in the prior year, mainly due to a decrease in personnel costs as we enhance sales efficiency and capabilities. As a percentage of revenue, sales and marketing expenses from continuing operations were 6.4%, compared to 6.1% in the prior year.

●	General and Administrative expenses from continuing operations in the second quarter of 2024 decreased to RMB66 million from RMB93 million in the prior year. As a percentage of revenue, general and administrative expenses from continuing operations decreased to 9.5% from 9.9% during the same period last year, primarily due to a decrease in personnel costs.

Operating loss from continuing operations in the second quarter of 2024 increased slightly to RMB39 million from RMB38 million during the same period last year. Operating margin of continuing operations was -5.7%, compared to -4.1% in the prior year.

Net Loss from Continuing Operations Attributable to Shareholders

Net loss from continuing operations attributable to OneConnect’s shareholders in the second quarter of 2024 decreased by 59.2% to RMB17 million from RMB41 million during the same period last year. Net loss from continuing operations attributable to OneConnect’s shareholders per basic and diluted ADS decreased to RMB-0.46, compared to RMB-1.13 during the same period last year. Weighted average number of ordinary shares in the second quarter of 2024 was 1,089,589,125.

Net Profit from Continuing and Discontinued Operations Attributable to Shareholders

Net profit from continuing and discontinued operations attributable to OneConnect’s shareholders in the second quarter of 2024 was RMB243 million, compared to net loss of RMB82 million during the same period last year, which was primarily due to the gains derived from the disposal of virtual banking business. Earnings from continuing and discontinued operations attributable to OneConnect’s shareholders per basic and diluted ADS increased to RMB6.70, compared to RMB-2.25 during the same period last year. Weighted average number of ordinary shares in the second quarter of 2024 was 1,089,589,125.

Cash Flow

For the second quarter of 2024, net cash used in operating activities was RMB183 million, net cash generated from investing activities was RMB224 million of which RMB723 million was generated from the disposal of virtual banking business, and net cash used in financing activities was RMB29 million.

Conference Call Information

Date/Time	Friday, August 16, 2024 at 8:00 a.m., U.S. Eastern time
Friday, August 16, 2024 at 8:00 p.m., Hong Kong time

Online registration	https://www.netroadshow.com/events/login?show=1b2c1d6f&confId=69140

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its related parties, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) . Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

OCFT PR Team

pub_jryztppxcb@pingan.com.cn

ONECONNECT

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
	RMB'000	RMB'000	RMB'000	RMB'000
Continuing operations
Revenue	692,499	939,159	1,415,769	1,832,985
Cost of revenue	(439,120)	(586,774)	(889,987)	(1,145,943)
Gross profit	253,379	352,385	525,782	687,042
Research and development expenses	(186,457)	(251,893)	(399,640)	(528,039)
Selling and marketing expenses	(44,068)	(56,828)	(92,568)	(116,030)
General and administrative expenses	(65,507)	(92,904)	(146,027)	(173,117)
Net impairment losses on financial and contract assets	(9,543)	(8,739)	(23,233)	(32,804)
Other income, gains or loss-net	13,042	19,753	30,184	46,580
Operating loss	(39,154)	(38,226)	(105,502)	(116,368)
Finance income	19,346	5,726	29,686	11,516
Finance costs	(3,710)	(5,312)	(7,988)	(11,453)
Finance income - net	15,636	414	21,698	63
Share of gain of associate and joint venture - net	-	-	-	7,157
Impairment charges on associate	-	-	-	(7,157)
Loss before income tax	(23,518)	(37,812)	(83,804)	(116,305)
Income tax benefit/(expense)	2,435	(7,274)	2,346	(5,402)
Loss from continuing operations	(21,083)	(45,086)	(81,458)	(121,707)

Profit/(loss) from discontinued operations	260,137	(40,422)	209,499	(76,816)
Profit/(loss) for the period	239,054	(85,508)	128,041	(198,523)

Profit/(loss) attributable to:
- Owners of the Company	243,348	(81,592)	139,014	(190,465)
- Non-controlling interests	(4,294)	(3,916)	(10,973)	(8,058)
	239,054	(85,508)	128,041	(198,523)

Other comprehensive income/(loss), net of tax:
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	(3,979)	(1,660)	(2,645)	(4,863)
- Exchange differences on translation of discontinued operations	-	33,884	177	22,233
- Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	-	4,781	6,056	1,057
- Disposal of subsidiaries	18,237	-	18,237	-
Item that will not be reclassified subsequently to profit or loss
- Foreign currency translation differences	11,866	74,846	13,808	44,191

Other comprehensive income for the period, net of tax	26,124	11,851	35,633	62,618

Total comprehensive income/(loss) for the period	265,178	26,343	163,674	(135,905)

Total comprehensive income/(loss) attributable to:
- Owners of the Company	269,472	30,259	174,647	(127,847)
- Non-controlling interests	(4,294)	(3,916)	(10,973)	(8,058)
	265,178	26,343	163,674	(135,905)

Total comprehensive income/(loss) attributable to owners of the Company arises from:
- Continuing operations	9,335	32,016	(41,085)	(74,321)
- Discontinued operations	260,137	(1,757)	215,732	(53,526)
	269,472	30,259	174,647	(127,847)

Loss from continuing operations per share attributable to the owners of the Company
(expressed in RMB per share)
- Basic and diluted	(0.02)	(0.04)	(0.06)	(0.10)
Loss from continuing operations per ADS attributable to the owners of the Company
(expressed in RMB per share)
- Basic and diluted	(0.46)	(1.13)	(1.94)	(3.13)

Earnings/(loss) per share attributable to the owners of the Company
(expressed in RMB per share)
- Basic and diluted	0.23	(0.07)	0.13	(0.17)
Earnings/(loss) per ADS attributable to the owners of the Company
(expressed in RMB per share)
- Basic and diluted	6.70	(2.25)	3.83	(5.24)

ONECONNECT

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30	December 31
	2024	2023
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	65,832	85,076
Intangible assets	340,483	471,371
Deferred tax assets	768,398	768,276
Financial assets measured at fair value through other comprehensive income	3,204	1,372,685
Restricted cash and time deposits over three months	200	5,319
Prepayments and other receivables	6,962	6,663
Total non-current assets	1,185,079	2,709,390

Current assets
Trade receivables	930,258	710,669
Contract assets	79,941	95,825
Prepayments and other receivables	898,296	905,691
Financial assets measured at amortized cost from virtual bank	-	3,081
Financial assets measured at fair value through other comprehensive income	-	853,453
Financial assets measured at fair value through profit or loss	640,431	925,204
Derivative financial assets	52,750	38,008
Restricted cash and time deposits over three months	469,405	447,564
Cash and cash equivalents	1,438,886	1,379,473
Total current assets	4,509,967	5,358,968

Total assets	5,695,046	8,068,358

EQUITY AND LIABILITIES
EQUITY
Share capital	78	78
Shares held for share option scheme	(149,544)	(149,544)
Other reserves	11,027,689	10,989,851
Accumulated losses	(7,734,600)	(7,873,614)
Equity attributable to equity owners of the Company	3,143,623	2,966,771
Non-controlling interests	(29,952)	(18,979)
Total equity	3,113,671	2,947,792

LIABILITIES
Non-current liabilities
Trade and other payables	14,379	28,283
Contract liabilities	12,901	17,126
Deferred tax liabilities	520	2,079
Total non-current liabilities	27,800	47,488

Current liabilities
Trade and other payables	2,008,719	1,981,288
Payroll and welfare payables	267,881	385,908
Contract liabilities	134,192	138,563
Short-term borrowings	142,783	251,732
Customer deposits	-	2,261,214
Other financial liabilities from virtual bank	-	54,373
Total current liabilities	2,553,575	5,073,078

Total liabilities	2,581,375	5,120,566

Total equity and liabilities	5,695,046	8,068,358

ONECONNECT

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
	RMB'000	RMB'000	RMB'000	RMB'000
Net cash used in operating activities	(182,757)	(19,650)	(297,993)	(632,914)
Net cash generated from/(used in) investing activities	224,450	(108,947)	480,298	298,119
Net cash used in financing activities	(28,821)	(44,480)	(129,792)	(88,901)
Net increase/(decrease) in cash and cash equivalents	12,872	(173,077)	52,513	(423,696)
Cash and cash equivalents at the beginning of the period	1,420,891	1,646,431	1,379,473	1,907,776
Effects of exchange rate changes on cash and cash equivalents	5,123	46,159	6,900	35,433
Cash and cash equivalents at the end of period	1,438,886	1,519,513	1,438,886	1,519,513

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

FOR CONTINUING OPERATIONS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
	RMB'000	RMB'000	RMB'000	RMB'000
Gross profit from continuing operations	253,379	352,385	525,782	687,042
Gross margin of continuing operations	36.6%	37.5%	37.1%	37.5%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	13,686	21,374	29,228	43,583
Depreciation of property and equipment recognized in cost of revenue	1,056	1,469	2,208	2,823
Share-based compensation expenses recognized in cost of revenue	334	894	562	1,330
Non-IFRS gross profit from continuing operations	268,455	376,122	557,780	734,778
Non-IFRS gross margin of continuing operations	38.8%	40.0%	39.4%	40.1%

Source: OneConnect Financial Technology Co., Ltd.